Form 51-102F3

Material Change Report

PART 2

CONTENT OF MATERIAL CHANGE REPORT

Item 1

Name and Address of Company

Nevsun Resources Ltd. (the “Company”)

Suite 800 – 1075 West Georgia Street

Vancouver, BC  V6E 3C9

Item 2

Date of Material Change

December 6, 2005

Item 3

News Release

The news release was issued on December 6, 2005 and was disseminated by CCN Matthews, Canada Stockwatch and Market News.

Item 4

Summary of Material Change

The Company announced the results of the scoping study completed for the Bisha project in Eritrea by AMEC Americas Limited (AMEC), an international engineering company.  At current (at November 30, 2005) commodity prices, the Bisha project has a net present value pre-tax and pre-financing of US$ 1.3 billion and an IRR of 71%. The AMEC base case (using more conservative historic prices) reduces the NPV to US$346 million and the IRR to 35%. A final feasibility study is due for completion in mid 2006.

Item 5

Full Description of Material Change

See attached news release.

Item 6

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

This Report is not being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102.

Item 7

Omitted Information

No information has been omitted on the basis that it is confidential information.

Item 8

Executive Officer

Dr. John A. Clarke

Telephone:  (604) 623-4700

Item 9

Date of Report

December 6, 2005

N E W S R E L E A S E

SCOPING STUDY COMPLETED FOR BISHA PROJECT IN ERITREA

December 6, 2005

Nevsun Resources Ltd., (NSU-TSX/AMEX) is pleased to announce the results of the scoping study completed for the Bisha project in Eritrea by AMEC Americas Limited (AMEC), an international engineering company.  The initial drill hole that made the Bisha discovery was completed by Nevsun in November 2002.  Upon discovery, an extensive exploration and drill program was completed at the Bisha project, a volcanogenic massive sulphide deposit with a gold-rich gossan cap (see figure 1).  The scoping study commissioned by Nevsun in the spring of 2005 for the Bisha Main deposit has now been completed and the following is a brief summary. All dollar amounts are in $US.

The pre-tax and pre-financing project economics as presented in the scoping study are shown below using both current commodity prices and conservative historical commodity prices.  At current commodity prices, the Bisha project has a net present value pre-tax and pre-financing of US$ 1.3 billion and an IRR of 71%. The AMEC base case (using more conservative historic prices) as outlined below reduces the NPV to US$346 million and the IRR to 35%. A final feasibility study is due for completion in mid 2006.

Economic Scenarios	Commodity Price Scenario	0% Discount NPV	IRR	Payback Period
Current Commodity Prices (Nov 30/05)	Gold US$ 495/oz Copper US$ 1.99/lb Silver US$ 8.27/oz Zinc US$ 0.76/lb	US$ 1.3 B	71%	1.3 years
Conservative Historical Commodity Prices (AMEC Base Case)	Gold US$ 400/oz Copper US$ 1.05/lb Silver US$ 6.00/oz Zinc US$ 0.50/lb	US$ 346 M	35%	1.9 years

The Company has presented the Bisha scoping study to Mr. Tesfai Ghebreselassie, the Minister of Energy and Mines of Eritrea. Mr. Ghebreselassie stated:  “We congratulate Nevsun on its exploration success, and we look forward to continuing the Ministry’s cooperation and partnership in developing the world class Bisha deposit into a producing mine”.

The scoping study mine plan is based on the indicated resources included in the 2004 Bisha Main geological model evaluated by AMEC (see press release of October 18, 2004) and metallurgical test work completed by S.G.S. Lakefield conducted during spring 2005 on representative core drilled and collected under the supervision of AMEC staff.

The 2004 Bisha Main resource is presented below.

	Cut-off	Tonnes m	Au g/t	Ag g/t	Cu %	Zn %
Indicated
Oxides	0.5g/t Au	4.99	6.51	30.00	0.10	0.08
Supergene Cu	0.5% Cu	7.65	0.46	35.56	3.47	0.87
Primary	2.0% Zn	1.71	0.74	29.59	0.97	3.07
Primary Zn	2.0% Zn	8.41	0.76	58.27	1.12	9.04
Total tonnes		22.76

Inferred
Oxides	0.5g/t Au	0.12	3.34	18.20	0.12	0.07
Supergene Cu	0.5% Cu	0.19	0.09	30.14	3.26	1.04
Primary	2.0% Zn	0.39	0.75	35.20	1.24	3.03
Primary Zn	2.0% Zn	5.15	0.70	59.67	0.84	8.28
Total tonnes		5.85

The estimated open pit mineable material derived from this resource and presented in the scoping study is as follows:

Ore	Tonnes m	Au g/t	Ag g/t	Cu %	Zn %	Au recovery	Ag recovery	Cu recovery
Oxide	4.1	7.6	35.8	0.1	0.1	87%	45%
Supergene Cu	6.3	1.0	41.1	4.1	0.5	42%	64%	85%
Primary	3.1	0.7	36.2	1.4	1.8	Concentrate recoveries are: 83% copper and 85% zinc
Primary Zn	7.0	0.8	59.2	1.2	9.4
Total tonnes	20.5

The scoping study used a rate of production for the Bisha project of 2 million tonnes of ore per annum providing for a 10 year open pit mine life. A further study will be required to evaluate the further underground potential of the Bisha Main deposit to take production beyond 10 years. The primary sulphide ore widths at the base of the open pit are typically greater than 50m in width and could provide significant potential for a long life underground operation.

Preproduction capital has been estimated at US$156 million (including a 20% contingency factor) for a mining fleet, a gold leach plant, tailings, water storage and water diversion dams, equipment maintenance facilities, an administration building and an operations camp and owner’s costs during construction.

The scoping study effectively presents three mines in one to reflect the three distinct ore types of the Bisha Main deposit. The first two years of operation is as a gold mine processing the high grade oxide ores. The next three years of operation is as a copper mine processing the supergene copper ores that underlie the oxide ore zone. From year six onwards primary sulphide ores that lie immediately below the supergene ores are processed to generate separate copper and zinc concentrates.

In the first two years of operation as a gold mine the process plant is fed exclusively with oxide ore in a traditional SAG mill/ball mill configuration using leach and CIP for gold and silver recovery. During these first two years a flotation plant to process the supergene copper ores will be installed and a copper concentrate shipping facility will be completed at the Port of Massawa for a combined estimated cost of US$38 million.  These additions will allow the same crusher and mills initially installed for the oxide ore processing to convert to sulphide ore processing. At no time will mixed oxide and sulphide ores be processed.

In year five, a zinc flotation plant and an expansion of the storage facilities at the port will be completed for an estimated cost of a further US$20 million. This will permit the continued long life operation of the Bisha plant and infrastructure processing primary sulphide ores to produce separate copper and zinc concentrates through sequential flotation for shipping and delivery to the international smelting market. During year six supergene sulphide ores and primary ores will be campaigned separately through the process plant as the open pit develops to depth into the primary sulphide ore zones.

The open pit has an estimated pit depth of 220m which will be mined in stages as a series of pit shells. The mining strip ratio (waste to ore) is approximately 2:1 for the first two years (oxide ores), is approximately 4:1 for the next three years (copper supergene ores) and approximately 5:1 for the following five years (predominantly primary sulphide ores).

Full details on the final infill drill results for the completed Bisha Main deposit drill program were published in a news release on July 11, 2005.  The completion of this drill program permitted the start of a new evaluation of the Bisha Main resource as an integral part of the development of a final mining program and reserve estimation for the ongoing Bisha feasibility study. This new resource estimate is expected to be published in January 2006.

Bill Nielsen, Vice-President of Exploration for Nevsun, a qualified person under National Instrument 43-101, supervised and directed all work associated with the drilling program.

Nevsun Resources will host a Conference Call to discuss the Scoping Study for the Bisha Project in Eritrea on Monday, December 12th at 11 a.m. Eastern time, 8 a.m. Pacific time.

The Conference Call Dial-In Numbers are:

1) North America 1-877-691-0878

2) International 1-973-582-2773

Confirmation Number:  6788592, or state “Nevsun Resources - Bisha Scoping Study Update”

Webcast access for registration is  http://viavid.net/dce.aspx?sid=00002BD5 .  This information is posted on the Nevsun website, www.nevsun.com/events.html.

Forward Looking Statements: The above contains forward looking statements that are subject to a number of known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from those anticipated in our forward looking statements. Factors that could cause such differences include: changes in world commodity markets, equity markets, costs and supply of materials relevant to the mining industry, change in government and changes to regulations affecting the mining industry. Although we believe the expectations reflected in our forward looking statements are reasonable, results may vary, and we cannot guarantee future results, levels of activity, performance or achievements. Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates,” “potential,” “possible” and similar expressions, or statements that events, conditions or results “will,” “may,” “could” or “should” occur or be achieved.

NEVSUN RESOURCES LTD. “John A. Clarke” Dr. John A. Clarke President & Chief Executive Officer Nsu05-32.doc	For further information, Contact: Judy Baker (416) 786-7860 Other contact numbers for Nevsun are: (604) 623-4704 or 1-888-600-2200 e-mail: nevsuninfo@nevsun.com Website: www.nevsun.com

Figure 1. Bisha Main Deposit